UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549


                          SCHEDULE 13G


            UNDER THE SECURITIES EXCHANGE ACT of 1934
                   (AMENDMENT NO.     8    )*

                  Garnet Resources Corporation
                        (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
                 (TITLE OF CLASS OF SECURITIES)

                            366255107
                         (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











CUSIP NO. 366255107    13G       PAGE   2   OF   5 PAGES




1 NAME OF REPORTING PERSON
  S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Rockefeller & Co., Inc.
       I.R.S. Identification No.: 13-3006584

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       Not applicable.          (a)       |_|
                           (b)  |_|

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
       New York


                           5      SOLE VOTING POWER
NUMBER OF                  1,096,723

SHARES                6      SHARED VOTING POWER
                                Not applicable.
BENEFICIALLY
                            7      SOLE DISPOSITIVE POWER
OWNED BY                   1,096,723

EACH REPORTING    8      SHARED DISPOSITIVE POWER
                                Not applicable.
PERSON WITH

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,096,723

10      CHECK  BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
SHARES*
                  Not applicable.

11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       9.8%

12     TYPE OF REPORTING PERSON*
       IA

              *SEE INSTRUCTION BEFORE FILLING OUT!



Item  1(a).     Name of Issuer:                              Page
3 of 6

          Garnet Resources Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

          333 Clay Street, Suite 4500,
          Houston, TX  77002

Item 2(a).     Name of Person Filing:

          Rockefeller & Co., Inc.

Item 2(b).     Address of Principal Business Office:

          30 Rockefeller Plaza, New York, New York 10112

Item 2(c).     Citizenship:

          New York

Item 2(d).     Title of Class of Securities:

          Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

          366255107

Item 3.        If  this statement is filed pursuant to Rules 13d-
               1(b), or 13d-2(b), check whether
          the person filing is a:

(a)       Broker  or  Dealer registered under Section 15  of  the
               Act,

(b)       Bank as defined in Section 3(a)(6) of the Act,

(c)       Insurance Company as defined in Section 3(a)(19) of the
               Act,

(d)       Investment  Company registered under Section 8  of  the
               Investment Company Act,

(e)    X  Investment Adviser registered under Section 203 of  the
               Investment Advisers Act
          of 1940,

(f)       Employee Benefit Plan, Pension Fund which is subject to
               the provisions of the
          Employee  Retirement  Income Security Act  of  1974  or
               Endowment Fund;
          see 13d-1(b)(1)(ii)(F),

(g)       Parent  Holding  Company, in accordance with Rule  13d-
               1(b)(ii)(G),

(h)       Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                                                  Page 4 of 6

Item 4.        Ownership

          As of December 31, 1994:

     (a)       Amount Beneficially Owned:

               1,096,723*

     (b)       Percent of Class:

               9.8%

     (c)       Number of shares as to which such person has:

      (i)        sole  power  to  vote  or  to  direct  the  vote
1,096,723,

      (ii)            shared power to vote or to direct the  vote
- -0- ,

     (iii) sole power to dispose or to direct the disposition of 1,096,723,

     (iv)      shared  power to dispose or to direct the  disposi
               tion of   -0-  .

      1* Includes 50,000 stock options granted to Wendell W. Robinson under the 1990 Directors' Stock Option Plan. Pursuant to his employment with R&Co., all benefits of such options accrue to the R&Co. client investors in Garnet although Mr. Robinson is not acting on behalf of R&Co. or its client investors pursuant to any agreement among such persons.. R&Co., as investment manager to certain individuals and entities, may be deemed the beneficial owner of the 50,000 shares of common stock issuable upon the exercise of such options.

Item 5.        Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6.         Ownership of More than Five Percent on Behalf  of
          Another Person.

          Rockefeller & Co., Inc. ("R&Co.") is making this filing on behalf of seven limited partnerships, one private foundation account, and certain individual clients for which it is the investment manager (collectively, the "R&Co. clients"). Each of these R&Co. clients, individually, owns less than 5% of these securities. Each of these R&Co. clients has executed investment management agreements granting R&Co. the right to exercise full discretion with respect to all matters relating to the stock of the Issuer held by them (including sole voting and dispositive power). Thus, while R&Co. is for purposes of this filing regarded as the beneficial owner of the shares of the Issuer held by each of the R&Co. clients, each of the R&Co. clients has the sole right to receive dividends from, and the proceeds from the sale of, the securities of the Issuer owned of record by each of them.




                                             Page 5 of 5



Item 7.          Identification   and   Classification   of   the
          Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable.

Item 8. Identification and Classification of Members of the Group.

          Not Applicable.

Item 9.        Notice of Dissolution of Group.

          Not Applicable.

Item 10.  Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                           SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state ment is true, complete and correct.

February 8, 1995
(Date)


/S/David A. Strawbridge
(Signature)


David A. Strawbridge, Vice President
(Name/Title)




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